Via Facsimile and U.S. Mail
Mail Stop 6010

November 29, 2006

Mr. Robert J. Bertolini
Executive Vice President and
Chief Financial Officer
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ, 07033

Re: **Schering-Plough Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed February 28, 2006
     File No. 001-06571

Dear Mr. Bertolini

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief